[CGSH letterhead]
July 20, 2005
BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated April 21, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on April 7, 2005 by NCL Corporation Ltd. (the “Company”). This letter sets forth the Company’s responses to the Staff’s comments.
     For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Please note that references to page numbers in the responses below relate to page numbers in the blackline version of the Registration Statement.

Mr. Max A. Webb
July 20, 2005

Unaudited condensed pro forma consolidated financial statement, page 41
1.	We note your responses to our prior comment numbers 1 and 2. Please revise the disclosures in the seventh paragraph on page 41 to clarify that the pro forma adjustments reflected in the pro forma statement of operations do not give effect to the interest expense associated with the portion of the Senior Secured Credit Facility that was used to acquire the Norwegian Spirit from Star Cruises Limited, as we do not believe this is apparent from your current disclosures. Also, disclose in this paragraph the effect on the Company’s interest expense and depreciation expense had the acquisition of this vessel from Star Cruises occurred on January 1, 2004.
Response:
The Company has revised its disclosure in the seventh paragraph on page 42 (formerly the seventh paragraph on page 41) to clarify that the pro forma adjustments reflected in the pro forma statement of operations do not give effect to the interest expense associated with the portion of the Senior Secured Credit Facility that was used to acquire the Norwegian Spirit from Star Cruises Limited. The Company has also revised this paragraph to disclose the effect on the Company’s interest expense and depreciation expense had the Company taken possession of the vessel on January 1, 2004, which would have been increased by $5.3 million and $4.6 million, respectively.
2.	Refer to footnote (I) – We note from your revised disclosure that you only reflect a pro forma adjustment in the amount of $39,000 related to the elimination of the amortization related to the deferred financing cost associated with the Norwegian Star’s portion of the $626.9 million Syndicated Term loan. We also note from your disclosure that this pro forma adjustment should also represent other periodic loan cost such as annual fees. Based on your prior disclosure in pro forma footnote (II) in the registration statement filed January 31, 2005 it appears that the annual fees and other periodic costs should be significantly higher as your prior adjustments totaled $806,000 and $446,000 respectively for the annual and interim periods presented. Please explain why your revised adjustment for the 2004 is significantly lower than the prior adjustments.
Response:
The amount of the Company’s pro forma adjustment included in its disclosure in pro forma footnote (I) in the registration statement confidentially submitted to the Staff on April 7, 2005 was erroneous. The correct pro forma adjustment for the year ended December 31, 2004 should be $476,000. The Company has accordingly revised its unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 2004.

Mr. Max A. Webb
July 20, 2005

Index to the Consolidated Financial Statements
Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Foreign Currency, page F-12
3.	We note from your revised disclosure that you had long-term debt denominated in Euros with a balance of $105.4 million. We also note that your disclosure in Note 8 on page F-20 reflects balances of $259.0 million and $47.2 million related to the “Euro 298 million Pride of America Loan” and “Euro 308.1 million Pride of Hawaii Loan”, respectively. Please reconcile and revise the $105.4 million of long-term debt denominated in Euros as disclosed in Note 2 on page F-12 to the amounts in Note 8 on page F-20. Additionally, please revise your financial statements to reflect the revised foreign exchange impact in your statement of operations or explain why this is not required.
Response:
The Company’s balance at December 31, 2004 of $259.1 million in debt disclosed in Note 8 on page F-23 related to the “Euro 298 million Pride of America Loan” includes $200.9 million denominated in U.S. Dollars and $58.2 million denominated in Euro. The entire balance of the “Euro 308.1 million Pride of Hawaii Loan” of $47.2 million at December 31, 2004 is denominated in Euro. Therefore, the total amount of the two borrowings at December 31, 2004 denominated in Euro is $105.4 million ($58.2 million + $47.2 million) as disclosed in Note 2 on page F-12. The Company has revised its disclosure in Note 8 to the consolidated financial statements to clarify the portion of the outstanding balance of each loan denominated in U.S. dollars and Euro at December 31, 2004.

The Company’s loss of $9.5 million relative to foreign currency translation for the year ended December 31, 2004 has been appropriately calculated based on the outstanding long-term debt denominated in Euro. Therefore, the Company respectfully submits that no revision to the Company’s consolidated statement of operations for the year ended December 31, 2004 is required.
Note 3. Reorganization, p. F-16
4.	We note that as a result of the final settlement with the insurer for the Norway during September 2004, the Company received $19.7 million in cash that was applied to the outstanding balance of the Company’s receivable with Star Cruises. We also note that management “subsequently” determined that the probability of finding a qualified third party buyer for the Norway in the foreseeable future was not likely

Mr. Max A. Webb
July 20, 2005

and as a result, recorded an impairment charge in the fourth quarter of 2004 of $14.5 million to reduce the ship to its estimated salvage value of $12.3 million. As the incident in which the damage to the Norway was sustained occurred in 2003, please explain in further detail why a final impairment charge associated with this vessel could not be finalized until the fourth quarter of 2004. As part of your response, please discuss the status and progress of your negotiations with your insurer during the period since the accident occurred. We may have further comment upon receipt of your response.
Response:
Relative to historical impairment charges to the carrying value of the Norway, as disclosed in Note 2 on page F-14, the Company recorded impairment charges in the amount of $22.9 million for the year ended December 31, 2003. This impairment charge reduced the carrying value of the Norway at December 31, 2003 to $26.8 million. The carrying value of the Norway at December 31, 2003 represented management’s best estimate of the estimated selling price, net of transaction costs, based on active negotiations with potential buyers of the ship.

After the incident occurred in May 2003, the Company began to focus on what would be the best use of the ship in the future considering, among other factors, the age of the ship, the potential need to replace the one boiler and the impact on the other three existing boilers, and the changes in industry which have impacted new ships under construction. Management evaluated various alternatives with respect to the future of the ship, including repairing the ship and returning it to the fleet or selling the ship to a third party. Management determined in the fourth quarter of 2003 that the Company would dispose of the ship and began to actively seek potential buyers for the ship. At December 31, 2003, the Company’s negotiations with potential buyers at that time indicated the need for the impairment charge in the amount of $22.9 million which was recorded in the consolidated statement of operations for the year ended December 31, 2003.

On January 30, 2004, the Company received an initial offer from a third party through a broker representing the Company to acquire the ship, subject to certain conditions, which would have resulted in net proceeds of $24.5 million. While this initial offer was approximately $2.3 million less than the carrying value at December 31, 2003, the Company believed that the buyer was qualified and that the sale could be further negotiated to cause the $26.8 million carrying value to be materially recoverable. Accordingly, in February 2004, the Company concluded prior to issuance of its December 31, 2003 financial statements that the remaining $26.8 million carrying value of the Norway was not impaired. Subsequently, the conditions of that possible sale were not met and during the third quarter ended September 30, 2004, the Company concluded that the buyer would not proceed to closing.

In September 2004, a Memorandum of Agreement was executed to sell the Norway to a third party buyer for $27 million, which would have resulted in full recovery of the

Mr. Max A. Webb
July 20, 2005

carrying value of the Company’s note receivable, which had been acquired by the Company in April 2004 from Star Cruises Limited in exchange for the ship. Accordingly, the Company concluded in conjunction with issuance of its September 30, 2004 financial statements that the receivable remained fully recoverable. Subsequently, the buyer was unable to find appropriate financing and did not proceed to closing.

The Company continued to actively negotiate with various potential buyers to sell the ship throughout the year ended December 31, 2004. These negotiations took considerable time since buyers had to obtain financing and regulatory approval (in the case of one buyer who was going to use the ship as a floating hotel in Europe) and meet other requirements. During the year ended December 31, 2004, management evaluated on a quarterly basis whether the active negotiations with buyers would indicate that the Company should record an additional impairment charge. Management determined in connection with the preparation of its interim condensed consolidated financial statements for the first, second and third quarters of 2004 that no additional impairment charge was necessary because it appeared that there were potential buyers with the financial ability to close the transaction at a price that would not result in a loss upon disposal of the ship.

In the fourth quarter of 2004, the Company was still in negotiations with the potential buyer but when these negotiations were terminated, the Company determined that the probability of finding a qualified third party buyer in the foreseeable future was not likely due to a number of factors, including the age of the ship, which limited the buyers that were interested in the ship, and potential buyers’ ability to obtain the necessary financing. Therefore, management concluded that the most likely scenario for disposal of the ship would be sale for salvage. Based on discussions with salvage yards, the Company determined that disposal of the ship through a salvage yard would result in recovery of an amount less than previously expected. Therefore, the Company recorded an additional $14.5 million related impairment charge in the fourth quarter of the year ended December 31, 2004 to reduce the carrying value of the ship (and the corresponding promissory note) to its estimated salvage value of $12.3 million at December 31, 2004.

Relative to the progress in the insurance negotiations during the period subsequent to the Norway accident on May 25, 2003, the Company immediately contacted its insurance carrier and obtained verbal verification that the physical losses sustained and requiring repair would be covered. Accordingly, while the Company was unable at that time to estimate the cost of repairing the ship, the Company determined that a substantial portion of the related cost would be considered recoverable from its insurance carrier.

In June 2003, the Company transferred the ship to a yard in Europe where repair estimates could be made and the repairs if contemplated were likely to be undertaken. In July and August 2003, management obtained estimates from three different shipyards to repair the ship at costs ranging from $19.3 million to $22.6 million. At that time, the Company began negotiating a settlement with the insurance carrier. It should be noted that the future of the ship (i.e., the decision to repair and return the ship to the fleet versus dispose of the ship through a sale to a qualified third party) impacted the negotiations. If

Mr. Max A. Webb
July 20, 2005

the Company were to repair the ship and return it to the fleet or sell the ship to a qualified third party buyer who intended to put the ship back into service, the Company would not have settled with the insurance company for a fixed amount but would have had the insurance company pay the yard for the repairs in case the damage was more extensive than originally contemplated. When the Company was in negotiations with a buyer who was going to use the ship as a floating hotel, it became viable for the Company to sell the ship on an “as is” basis and negotiate a settlement in a fixed amount with the insurance carrier.

The Company continued negotiations with the insurance carrier through September 2004, when a final settlement was reached in the amount of $19.7 million. The Company collected the cash settlement from the insurance carrier in October 2004.
Note 11. Commitments and Contingencies
(d) Material litigation, page F-26
5.	We have reviewed your response to our prior comment number 12 but do not believe that your response or your revised disclosures in the financial statements were responsive to our prior comment. As outlined in paragraph 10 of SFAS No. 5, if no accrual is made for a loss contingency or if exposure to loss in excess of the amount accrued exists, disclosure of the contingency should be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure should indicate the nature of the contingency and shall give an estimate of the possible loss, claim for damages or range of potential loss or state that such estimate cannot be made. Please revise the disclosures provided in Note 11(d) with respect to each pending legal matter to comply with the requirement of paragraph 10 of SFAS No. 5. In addition, please revise to disclose in Note 11 the aggregate amount of the accruals that have been established for your pending litigation at December 31, 2003 and 2004.
Response:
The Company respectfully submits that disclosure of the range or specific reserve for an individual litigation or regulatory proceeding would severely compromise its negotiating position with respect to each matter if the opposing party were aware of the specific amount the Company has reserved for such matter. Although the Company is aware of the Staff’s concerns, including in light of the Staff’s recently articulated views on SFAS No. 5 as expressed in the March 4, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” the Company believes that disclosing the aggregate amount the Company has reserved for all pending matters should be responsive to the Staff’s concerns. Thus, the Company has not revised the disclosure in the Registration Statement to state the specific amounts reserved for each pending matter. Nonetheless, the Company has disclosed on pages 87, F-30 and F-48 of the Registration Statement the aggregate amount it has reserved for all pending matters, which the Company believes is adequate for investors to understand the scope of potential losses

Mr. Max A. Webb
July 20, 2005

from such matters. In addition, the Company will continue to take the Staff’s comment into account going forward, and if the Company believes that disclosure of an individual reserve would be important to investor understanding, the Company will consider providing such disclosure at that time.
6.	Additionally, supplementally advise us regarding the nature and timing of the facts and circumstances that resulted in the significant decline in the accrual for legal matters from approximately $17.2 million at December 31, 2003 to $11.6 million at December 31, 2004. We may have further comment upon receipt of your response.
Response:
The decline in the Company’s accrual for legal matters from approximately $17.2 million at December 31, 2003 to $11.6 million at December 31, 2004 is primarily the result of cash payments made by the Company totaling approximately $5.5 million toward settlement of the proposed class action disclosed in Footnote 11.(d)(i) of the Company’s December 31, 2004 audited consolidated financial statements and in Footnote 6.(a)(i) of the Company’s March 31, 2005 unaudited condensed consolidated financial statements on pages F-28 and F-44, respectively, of the Registration Statement.
Exhibit 5(a)
Assumptions
7.	Revise your opinion to delete all inappropriate assumptions including assumptions (f), (g), (h), (i), (j) and (k).
Response:
Cox Hallett Wilkinson (“CHW”) has deleted in its opinion letter, which is Exhibit 5(a) to the Registration Statement, assumptions (j) and (k). However, in order for CHW to give the opinion set out in paragraph (4) of such opinion letter as to the obligations under the new securities being binding and enforceable, they have informed the Company that it is necessary for certain assumptions to be made with respect to obligations being binding under the laws of New York (the governing law of the opinion documents) and enforcement by the New York courts under New York laws. Further, CHW has informed the Company that it has to assume that the opinion documents do not contravene any other applicable law or regulations and that the resolutions approving the indenture are in full force and effect. CHW respectfully submits, therefore, that on this basis, assumptions (f), (g), (h) and (i) must remain in the opinion.

Mr. Max A. Webb
July 20, 2005

Disclosure
8.	Delete the first sentence of this paragraph as it is an inappropriate limitation on reliance.
Response:
CHW has deleted the sentence from its opinion letter as requested.
9.	Please note that the opinion must be valid as of the effect date of the registration statement. Therefore revise the last sentence in the first paragraph to reflect that the opinion is valid as of the date of effectiveness, or file the opinion on the date of effectiveness.
Response:
The executed opinion will be dated as of the date of effectiveness.
10.	Delete the last sentence of the last paragraph of the opinion.
Response:
CHW has deleted the sentence from its opinion letter as requested.
11.	The consent of Cox Hallett Wilkinson does not appear to be included in Exhibit 5(a) as indicated in the exhibit index. Please revise.
Response:
The consent of CHW has been included in Exhibit 5(a).
Exhibit 5(b)
12.	You may rely on the opinion of counsel as to matters contained in clause (a), however, it is inappropriate as an assumption. Please delete or revise.
Response:
In response to the Staff’s comment, we have made clear in our opinion letter that we are not making the assumptions in clause (a) as they relate to legal requirements to be satisfied by the Company. We have also added a reference to Bermuda counsel’s opinion in the penultimate paragraph of the opinion letter.
* * *

Mr. Max A. Webb
July 20, 2005

     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeff Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
     Securities and Exchange Commission
Lamarr B. Cooler
Mark E. Warren
     NCL Corporation Ltd.